Exhibit 99.1

GRUPO TMM COMPANY CONTACTS: Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 or 203-327-2420 (brad.skinner@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Marco Provencio Press Relations, Proa/StructurA 011-525-55-629-8758 and 011-525-55-442-4948 (mp@proa.structura.com.mx)

GRUPO TMM RESPONDS TO KCS LAWSUIT

(Mexico City, September 4, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; "TMM" or "the company"); announced today that Kansas City Southern ("KCS") has initiated a lawsuit in Delaware state court seeking a preliminary injunction against the company. The suit seeks to impose restrictions on Grupo TMM pending the outcome of the arbitration or other dispute resolution process under the Acquisition Agreement, which the company terminated following the vote of its stockholders against approval of the agreement. Grupo TMM believes that KCS's lawsuit is without merit and will vigorously defend the action through all available legal means.

Grupo TMM looks forward to presenting its case to the court in Delaware. The company believes KCS is seeking to create uncertainty for Grupo TMM and impede its continued efforts to restructure its outstanding indebtedness. Grupo TMM's stockholders exercised their legal rights to vote against the approval of the Acquisition Agreement, and that is not a fact that KCS can change through this litigation. The company TMM remains confident that once all of the facts have been presented, Grupo TMM will prevail both in defeating KCS's motion for an injunction and in any arbitration of this dispute.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.